SCHEDULE A

(Amended as of August 5, 2015)

	Maximum Total Series Operating Expenses (as a percentage of average daily net assets)
Name of Portfolio	Retail Shares	Institutional Shares	R6 Shares
Baron Opportunity Fund	1.50%	1.25%	N/A
Baron Fifth Avenue Growth Fund	1.30%	1.05%	1.04%
Baron Discovery Fund	1.35%	1.10%	N/A